FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica–Financial Highlights for the period January–March 2017

FINANCIAL HIGHLIGHTS

•	Main financial and operational metrics growing.

g	Continued customer base quality improvement: LTE (1.7x y-o-y), smartphones (+18%), FTTx and cable (+21%) and mobile contract (+5%).

g	Revenues (€13,132m) were up 5.0% vs. January-March 16 (+1.5% organic driven by service revenues +1.7%).

g	Mobile data revenues maintained double-digit growth (+13.5% y-o-y organic) and accounted for 58% of mobile service revenues (+5.4 p.p. y-o-y organic).

g	OIBDA (€4,021m) grew 4.8% y-o-y in the quarter (+1.3% organic). OIBDA margin stood at 30.6% and remained stable y-o-y.

g	Underlying OIBDA excluded €88m in restructuring costs and reached €4,109m (+6.5% y-o-y).

g	Operating cash flow (OIBDA-CapEx excluding spectrum; €2,404m) growth accelerated in the quarter to 12.1% y-o-y (+15.0% in underlying terms to €2,492m).

g	Net income reached €779m (+42.2% y-o-y) and earnings per share stood at €0.14 (+48.8%).

•	Progress in the Company’s transformation.

g	Infrastructure 39.9m premises passed with FTTx and cable; LTE coverage 64% (88% in Europe).

g	New customer relationship model based on cognitive intelligence, a pioneer in the sector.

•	Focus on deleverage.

g	Free cash flow totalled €599m, reflecting seasonality, and improved by €530m vs. January-March 2016.

g	Net debt stood at €48,766m at the end of March 2017.

•	The Company reiterates its guidance and dividend announced for 2017.

•	T. España: service revenues fell by 1.5% organic y-o-y and OIBDA by 2.4%; while operating cash flow (OIBDA-CapEx) growth accelerated to +8.3%.

•	T. Brasil accelerated the growth rate of revenues (+1.6% y-o-y organic), OIBDA (+7.5%) and operating cash flow (+21.6%).

•	In T. Deutschland, OIBDA growth (+1.4% y-o-y organic) and margin expansion (+1.4 p.p.) continued, while operating cash flow returned to grow (+7.7%), reflecting incremental synergies.

•	T. UK reinforced its position as a leading mobile operator in the market (contract customers +2% y-o-y), with growth in revenues and OIBDA (+2.1% and +0.6% y-o-y organic, respectively).

•	T. Hispanoamérica: solid revenue (+9.2% y-o-y organic) and OIBDA (+6.2%) pace of growth, with a significant operating cash flow increase (+23.6%).

Comments from José María Álvarez-Pallete, Executive Chairman:

“First quarter results reflected a further step forward in our business model, which is focused on the pursuit of sustainable growth. The differential quality of our asset portfolio enables us to offer differential services, which translated into improvements in our results; in particular: i) the growth in main financial metrics, including the positive impact of foreign exchange rates in the quarter; ii) the savings obtained from synergy capture and process simplification; and iii) the strengthening of our balance sheet and the strong free cash flow growth, 9x higher vs. January-March 2016. In addition, we have announced the launch of AURA, a new, more innate and simple customer relationship model, a pioneer in the area of cognitive intelligence.

At the same time, the results are aligned with our expectations and allow us to reiterate the guidance set for 2017”.

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March	% Chg
	2017	Reported	Organic
Revenues	13,132	5.0	1.5
Telefónica España	3,066	(2.6)	(2.6)
Telefónica Deutschland	1,771	(4.7)	(4.7)
Telefónica UK	1,601	(8.6)	2.1
Telefónica Brasil	3,165	30.2	1.6
Telefónica Hispanoamerica	3,285	7.6	9.2
Other companies & eliminations	244	(8.6)	(3.3)
Telxius	188	36.4	5.4

OIBDA	4,021	4.8	1.3
Telefónica España	1,143	(8.6)	(2.4)
Telefónica Deutschland	400	2.0	1.4
Telefónica UK	416	(9.8)	0.6
Telefónica Brasil	1,104	37.2	7.5
Telefónica Hispanoamerica	904	4.4	6.2
Other companies & eliminations	53	(15.8)	(44.7)
Telxius	92	n.m.	14.3

OIBDA margin	30.6%	(0.1 p.p. )	(0.0 p.p. )
Telefónica España	37.3%	(2.4 p.p. )	0.1 p.p.
Telefónica Deutschland	22.6%	1.5 p.p.	1.4 p.p.
Telefónica UK	26.0%	(0.4 p.p. )	(0.4 p.p. )
Telefónica Brasil	34.9%	1.8 p.p.	1.9 p.p.
Telefónica Hispanoamerica	27.5%	(0.8 p.p. )	(0.8 p.p. )

Operating Income (OI)	1,570	3.6	5.2

Net income attributable to equity holders of the Parent	779	42.2
Basic and diluted earnings per share (euros)	0.14	48.8

CapEx	1,621	(4.4)	(8.4)
Telefónica España	333	(22.7)	(22.7)
Telefónica Deutschland	208	(5.1)	(4.2)
Telefónica UK	225	17.1	30.8
Telefónica Brasil	397	14.1	(11.0)
Telefónica Hispanoamerica	430	(6.8)	(9.0)
Other companies & eliminations	28	(36.6)	(35.2)
Telxius	13	(37.1)	(41.6)

Spectrum	4	140.7	161.3
Telefónica España	—	—	—
Telefónica Deutschland	0	n.m.	n.m.
Telefónica UK	—	—	—
Telefónica Brasil	—	—	—
Telefónica Hispanoamerica	3	n.m.	n.m.

OpCF (OIBDA-CapEx)	2,400	12.0	8.9
Telefónica España	810	(1.2)	8.3
Telefónica Deutschland	192	11.0	7.7
Telefónica UK	191	(29.1)	(21.0)
Telefónica Brasil	707	54.7	21.6
Telefónica Hispanoamerica	474	17.3	23.6
Other companies & eliminations	26	30.0	(52.9)
Telxius	79	n.m.	35.0

- Reconciliation included in the excel spreadsheets.

Notes:

-	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Telefónica Group of the first quarter of 2016 are reported following the same criteria.
-	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.
-	OIBDA and OI are presented before brand fees and management fees.
-	Telxius financials are fully reported in Other Companies & Eliminations in T. Group since 1 January, 2017, reflecting the final integration into Telxius of the mobile communications towers transferred from T. España, T. Deutschland, T. Brasil and T. Hispanoamérica segments and the international submarine fiber optic cable (which was already being reported within Other Companies and Eliminations). As a consequence, 2017 reported figures for these segments follow the same criteria. In addition, 2016 segment results have been revised to reflect the different dates of asset integration into Telxius, affecting T. España (since 1 January, 2016), T. Deutschland (since 1 May, 2016), T. Brasil (since 1 April, 2016) and T. Hispanoamérica (T. Perú since 1 April 2016 and T. Chile since 1 May 2016). Organic y-o-y changes on segments reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of the segments do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	Organic criteria: Assumes constant exchange rates as of 2016 (average FX in 2016), excludes the impact from hyperinflation in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

DISCLAIMER

This document may contain forward-looking statements regarding intentions, expectations or forecasts related to the Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, the market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The forward-looking statements can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory Authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable laws, Telefónica does not assume any obligation to publicly update these statements to adapt them to events or circumstances taking place after this document, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized, non-audited or Non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to the regulated information published from July 3, 2016. Information and disclosure related to APM used in the present document are included in the Appendix. Moreover, recipients of this document are invited to read our consolidated financial statements and consolidated management report for 2016 submitted to the Spanish National Securities Market Commission.

Finally, it is hereby stated that neither this document or any of its contents constitutes an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

For further information please refer to the information on 2017 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 11, 2017	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Managing Director of Planning, Accounting, Control and Tax for Telefonica, S.A